Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 19, 2025

Relating to Preliminary Prospectus Supplement dated February 19, 2025 and

Prospectus dated November 8, 2024

Registration No. 333-283109; 811-22432

Oxford Lane Capital Corp.

$165,000,000

7.95% Notes Due 2032

Pricing Term Sheet

February 19, 2025

The following sets forth the final terms of the 7.95% Notes due 2032 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated February 19, 2025, together with the accompanying prospectus dated November 8, 2024, relating to the Notes (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oxford Lane Capital Corp.
Title of the Securities:	7.95% Notes due 2032 (the “Notes”)
Initial Aggregate Principal Amount Being Offered:	$165,000,000
Notes Rating*:	Egan-Jones Ratings Company: BBB+
Option to Purchase Additional Notes (the “Over-Allotment Option):	Up to an additional $24,750,000 aggregate principal amount of Notes within 30 days
Underwriting Discount:	$0.78125 per Note; $5,156,250.00 total (assuming the Over-Allotment Option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $159,843,750.00 total (assuming the Over-Allotment Option is not exercised)
Initial Public Offering Price:	100% of aggregate principal amount
Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.00 in excess thereof
Principal at Maturity:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.
Type of Note:	Fixed-rate note
Coupon Rate:	7.95% per annum
Day Count:	30/360
Settlement Date**:	February 27, 2025 (T+5)
Original Issue Date:	February 27, 2025

Stated Maturity Date:	February 29, 2032
Date Interest Starts Accruing:	February 27, 2025
Interest Payment Date:	Every March 31, June 30, September 30 and December 31, beginning June 30, 2025. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.
Interest Periods:	The initial interest period will be the period from and including February 27, 2025, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
Regular Record Dates for Interest:	March 15, June 15, September 15 and December 15, beginning June 15, 2025.
Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after February 28, 2030 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.
Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.
Listing:	Issuer intends to list the Notes on the NASDAQ Global Select Market within 30 days of the original issue date under the trading symbol "OXLCG"
CUSIP / ISIN:	691543 854 / US6915438542
Joint Book-Running Managers:	Lucid Capital Markets, LLC Piper Sandler & Co.
Lead Managers:	Clear Street LLC InspereX LLC Janney Montgomery Scott LLC William Blair & Company, L.L.C.
Co-Manager:	Ladenburg Thalmann & Co. Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next three succeeding business days should consult their own advisor.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with the U.S. Securities and Exchange Commission and is effective. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained from Lucid Capital Markets, LLC, 570 Lexington Ave, 40th Floor, New York, NY 10022 or by telephone number (646) 362-0256 or from Piper Sandler & Co., Attn: Debt Capital Markets, 1251 Avenue of the Americas, 6th Floor, New York, NY 10020 or by e-mailing fsg-dcm@psc.com.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement, dated February 19, 2025, and accompanying prospectus, dated November 8, 2024, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about the Company and should be read carefully before investing.